

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION

UBS Financial Services Inc.
(a Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2017
With Report of Independent
Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-16267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Harbor Boulevard

(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Fainsbert **201-352-4373**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





OATH OR AFFIRMATION

I, Amy Fainsbert, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a customer, except security accounts of principal officers and directors that are classified as customer accounts (debits $293,622, credits $95,233)

March 1st, 2018

Amy Fainsbert

Chief Financial Officer
Managing Director

STATE OF NEW JERSEY

Sworn to before me this
1st day of March, 2018

3/1/18

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of - consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Financial Services Inc.

Consolidated Statement of Financial Condition
Year Ended December 31, 2017

Contents



Ernst & Young LLP
5 Times Square
New York, NY
10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Board of Directors of UBS Financial Services Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. (the Company) as of December 31, 2017 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1969.

New York, NY

March 1, 2018

UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2017
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$ 1,449,873
Cash and securities segregated and on deposit for federal and other regulations	3,627,404
Collateralized agreements:	
Securities purchased under agreements to resell	935,078
Securities borrowed	1,114,225
Receivables:	
Clients (net of allowance for doubtful accounts of $599)	5,124,671
Brokers, dealers and clearing organizations	1,567,925
Dividends and interest	44,924
Fees and other	346,127
Financial instruments owned, at fair value	686,690
Financial instruments owned, pledged as collateral, at fair value	68,705
Receivables from affiliated companies	47,212
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $922,834)	684,670
Goodwill and intangibles	555,601
Deferred tax asset	721,671
Other assets	441,358
Total assets	$ 17,416,134

Liabilities and stockholder's equity

Collateralized agreements:	
Securities sold under agreements to repurchase	469,293
Securities loaned	297,261
Payables:	
Clients (including free credit balances of $5,151,759)	6,734,155
Brokers, dealers and clearing organizations	163,027
Dividends and interest	23,452
Financial instruments sold, not yet purchased, at fair value	49,588
Accrued compensation and benefits	2,104,389
Payables to affiliated companies	1,768,751
Income taxes payable	2,794
Other liabilities and accrued expenses	1,515,235
	13,127,945
Subordinated liabilities	1,200,000
Stockholder's equity	3,088,189
Total liabilities and stockholder's equity	$ 17,416,134

See notes to consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). UBSFSI's business activities include securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC ("UBSAHL"). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG ("Group") pursuant to the new rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG ("UBS") which is a wholly owned subsidiary of Group.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition includes the accounts of UBSFSI and its wholly owned subsidiaries (collectively, the "Company"), the largest of which is UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"). All material intercompany balances and transactions have been eliminated.

UBSFSI consolidates entities in which UBSFSI has a controlling financial interest. UBSFSI determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE"). At December 31, 2017, the Company does not have any interest in VIEs.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

other matters that affect the reported amounts and disclosures of contingencies in the Company's consolidated statement of financial condition .

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with an original maturity of three months or less when purchased. At December 31, 2017, the Company had cash equivalents of $9,669 in money market deposit accounts at cost, which approximates fair value.

Financial Instruments

Financial instruments owned, financial instruments owned and pledged as collateral, and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

UBS's valuation control group. The objective of the independent price verification process is to independently

corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Equities: Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available. Equity securities not traded on a public stock exchange are valued using observable inputs.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Mutual funds: Mutual funds are generally valued using quoted market prices or valuation techniques which use observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

Corporate debt obligations: Corporate bonds are priced at fair market value, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are priced against yields derived from other securities by the same issuer or valued using similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

Certificates of deposit: These financial instruments have short and long term maturities and carry interest rates that approximate market. Certificates of deposit are valued at amortized cost plus interest which approximates fair value.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMOs are structured deals backed by specific pool collateral and are valued based on available trades or market comparable securities. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government securities, and are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold or repurchased.

For resale agreements, it is Company policy to obtain collateral in the form of securities, which has a fair value in excess of the original principal amount loaned. The Company is required to deliver securities to counterparties in order to collateralize repurchase agreements. The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from resale and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company elects to net repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. As of December 31, 2017, the Company did not net any resale and repurchase agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral, principally cash. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. Accrued interest income and expense on these transactions is reflected in dividends and interest receivable and payable on the consolidated statement of financial condition.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state, local and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated With Share-Based Compensation

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which is effective for the Company for the year ended December 31, 2017. The adoption of ASU 2016-09 is further discussed in this Note 2 under "Adopted in 2017."

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

amortized but is tested, at least annually, for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At December 31, 2017, the Company had goodwill and intangible assets resulting primarily from the acquisitions of Piper Jaffrey Companies and McDonald Investments in September 2006 and February 2007, respectively.

Goodwill as of December 31, 2017 was $553,157.

Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition and are amortized over three to seven years. At December 31, 2017 the Company held $2,444 of intangible assets, net of accumulated amortization of $274. Intangible assets associated with the acquisitions of Piper Jaffrey Companies and McDonald Investments were fully amortized during the year ended December 31, 2017. The Company tests intangible assets, at least annually, for impairment by assessing whether the carrying value of the finite life intangible asset exceed its fair value, based upon its future expected cash flows.

Receivables from Clients and Allowance for Doubtful Accounts

Receivables from clients consist primarily of margin loans and non-purpose loans (collectively, the "Loans"; refer to Note 5). The Company reports Loans due from clients at the outstanding principal amount adjusted for any charge offs or allowances for doubtful accounts. Any allowance for doubtful accounts represents the Company's estimate of losses inherent in the loan portfolio as of the date of the consolidated statement of financial condition. The Company's

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

exposure to credit risk associated with its Loans is measured on an individual customer basis. All Loans are subject to the Company's credit review and monitoring procedures.

Loans are evaluated for impairment in accordance with FASB ASC 310, "Receivables". A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a Loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral. Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a Loan that is placed on non-accrual status is added to the principal amount due. Payments received while a Loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan will be returned to accrual status.

Accounting Developments

Adopted in 2017

In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation" (Topic 718): Improvements to Employee Share-Based Payment Accounting. Among other changes, this amendment requires excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) to be recognized as income tax expense or benefit in the statement of operations. The amendment also removes the requirement to delay recognition of an excess tax benefit until the tax benefit reduces income taxes otherwise payable. The amendment requires that cash flows related to excess tax benefits are classified as an operating activity with other income tax cash flows. The amendment also allows the Company to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting and provides an accounting policy election to account for forfeitures as they occur. The Company adopted ASU 2016-09 on its effective date, January 1, 2017 and applied it on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings in the amount of $65,084 along with a corresponding increase to deferred tax asset.

In October 2016, the FASB issued ASU 2016-17, "Consolidation" (Topic 810): Interest Held through Related Parties That Are Under Common Control. The amendment changes the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a reporting entity that is a single decision maker of a VIE treats indirect interests in the entity held

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

through related parties that are under common control with the reporting entity. Under the amendment, the single decision maker will consider an indirect interest held by a related party under common control on a proportionate basis. The Company adopted ASU No. 2016-17 on January 1, 2017, and it did not have a material impact on the Company's consolidated statement of financial condition.

Pending Adoption

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers". Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, on a modified retrospective basis. The adoption of the standard will not have a material impact on the Company's consolidated statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities". This amendment addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendment primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The Company adopted the standard as of its mandatory effective date on January 1, 2018. ASU 2016-01 will not have a material impact on the Company's consolidated statement of financial condition.

In February 2016, the FASB issued ASU 2016-02, "Leases", which will come into effect on January 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. Early adoption is permitted. The Company will adopt ASU 2016-02 on the effective date and expects to report an increase in assets and liabilities from adoption in line with its operating lease commitments as of January 1, 2019.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of ASU 2016-13 is part of the Group's key strategic initiative for adoption of an expected credit loss approach in provisioning for impairment. It is implemented under the joint sponsorship of the Group's chief risk officer and chief financial officer. The implementation project structure is defined to address the critical requirements of the standard and to manage the appropriate involvement of key stakeholders, including risk control, finance, group technology and the business divisions. The steering committee, operating committee, technical board and individual work streams continue to ensure a streamlined implementation with appropriate controls and governance over all key decisions. The program has identified the primary changes to existing systems, processes, data and models required for the purposes of meeting the requirements and to allow for a sound front-to-back implementation. The Company has made significant progress in 2017 toward achieving key milestones across all work streams. The Company will adopt ASU 2016-13 on its mandatory effective date, January 1, 2020.

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments" (a consensus of the Emerging Issues Task Force). This ASU addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The Company adopted the standard as of its mandatory effective date on January 1, 2018. This guidance will not have a material impact on the Company's consolidated statement of financial condition.

In October 2016, the FASB issued ASU 2016-16, "Income Taxes" (Topic 740): Intra-Entity Transfers of Assets Other than Inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Company adopted the standard as of its mandatory effective date on January 1, 2018. The Company has determined that ASU 2016-16 will not have a material impact on its consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows" (Topic 230); Restricted Cash ("ASU 2016-18"). The amendment requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalent, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end of period total amounts shown in The statement of cash flows. The amendment does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted that standard as of its mandatory effective date on January 1, 2018. Adoption will not have a material impact on the Company's consolidated statement of financial condition.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations" (Topic 805): Clarifying the Definition of a Business. The ASU clarifies the definition of a business by introducing a quantitative screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. If the screen is not met, in order to be considered a business, a set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The Company adopted the standard as of it mandatory effective date on January 1, 2018. No material impact is expected as the ASU will be applied prospectively; however, the impact of the ASU will depend upon the acquisition and disposal activities of the Company.

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment". ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating step 2 from the goodwill impairment test. Under step 2 of the goodwill impairment test, a goodwill impairment loss was measured by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. Instead, the goodwill impairment test will require an impairment loss to the extent the carrying amount of a reporting unit exceeds its fair value. ASU 2017-04 is effective for goodwill impairment tests in annual reporting periods beginning after December 15, 2019, and for the interim periods within those annual reporting periods with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. ASU 2017-04 is to be applied on a prospective basis. The Company plans to adopt ASU 2017-04 on its effective date. Based upon current goodwill impairment test results, the Company does not expect the adoption of ASU 2017-04 to have a material impact on the Company's consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In March 2017, the FASB issued ASU 2017-07, "Compensation—Retirement Benefits" (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer disaggregate the service cost component from other components of net benefit costs. The service cost component of net periodic pension and postretirement benefit cost should be reported in the same financial statement line item(s) as other current employee compensation costs arising from services rendered by employees. All other components of net benefit cost must be presented separately in the income statement from the service cost component. The Company adopted the standard as of its mandatory effective date on January 1, 2018. This change in presentation will not effect the Company's consolidated statement of financial condition.

In May 2017, the FASB issued ASU No. 2017-09, "Receivables—Compensation—Stock Compensation" (Subtopic 718): Scope of Modification Accounting, which amends the accounting for modifications of share-based payment awards. The amendments require that modification accounting be applied when a change to the terms or conditions of an award is substantive. The Company adopted the standard as of its mandatory effective date on January 1, 2018. Adoption will not have a material impact on the Company's consolidated statement of financial condition.

In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income" (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address a financial report issue that arose as a result of the Tax Cuts and Jobs Act, enacted on December 22, 2017. The accounting for the re-measurement of the Company's deferred tax balances due to the reduction in the U.S. corporate income tax rate from 35 to 21 percent resulted in stranded tax effects within accumulated other comprehensive income for items that were originally recognized in other comprehensive income rather than in net income. ASU 2018-02 allows companies the option to record a one-time reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tac Cuts and Jobs Act. The guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption in any period is permitted. The Company has determined that it will not early adopt ASU 2018-02 and will continue to evaluate its options.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

3. Fair Value Measurement

At December 31, 2017, financial instruments owned and financial instruments sold, not yet purchased recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
U.S. Government securities and agency obligations	$ 1,048	$ 1,383	$ -	$ 2,431
Equities	4,144	1,010	-	5,154
Mutual funds	210,442	-	7,184	217,626
Corporate debt obligations	-	64,429	-	64,429
State and municipal obligations	-	365,443	-	365,443
Certificates of deposit and money market funds	-	14,160	-	14,160
Mortgage-backed obligations	-	17,447	-	17,447
Total	$ 215,634	$ 463,872	$ 7,184	$ 686,690

	Level 1	Level 2	Level 3	Total
Financial instruments owned, pledged as collateral, at fair value				
U.S. Government securities and agency obligations	$ 68,705	$ -	$ -	$ 68,705

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet purchased at fair value				
U.S. Government securities and agency obligations	$ 6,312	$ -	$ -	$ 6,312
Equities	2,571	3,162	-	5,733
Corporate debt obligations	-	37,034	-	37,034
State and municipal obligations	-	508	-	508
Mortgage-backed obligations	-	1	-	1
Total	$ 8,883	$ 40,705	$ -	$ 49,588

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Transfers of financial instruments owned and financial instruments sold, not yet purchased between the fair value levels are recognized as of June 30 and December 31 each year. At December 31, 2017, mutual funds in the amount of $210,441 were re-classed from Level 2 to

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Level 1. These mutual funds are actively traded and determined to have no lock-up provisions for redemption.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and UBSFSIPR. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable market data.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned: Mutual Funds	
Beginning balance	$	8,527
Purchases		227
Net unrealized loss		(1,570)
Ending balance	$	7,184

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2017.

The range of values presented in the below table is representative of the lowest level of input that is significant to the financial instruments' fair value. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

	Financial Instruments Owned	Valuation Technique	Significant Unobservable Inputs	Range of Input Values
Mutual funds	$7,184	Internally developed model	Discount rates	13% - 36%

Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, resale and repurchase agreements, securities borrowed and securities loaned, receivables and payables from (i) clients, (ii) brokers, dealers and clearing organizations, (iii) affiliated companies, (iv) dividend and interest, (v) fees and other receivables and subordinated debt.

All financial assets and liabilities carried at contract amounts that either have short-term maturities (one year or less) or bear market interest rates are carried at amounts that approximate fair value. The carrying value of Loans included in clients receivables approximate fair value as the Loans re-price daily and there is no stated maturity date.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's consolidated statement of financial condition. The following table excludes all non-financial assets and liabilities.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 1,449,873	1,449,873	$ 1,449,873	$ -	$ -
Cash and Securities segregated and on deposit for federal and other regulations	3,627,404	3,627,404	359,390	3,268,014	-
Securities purchased under agreements to resell	935,078	935,078	-	935,078	-
Securities borrowed	1,114,225	1,114,225	-	1,114,225	-
Receivables from clients	5,124,671	5,124,671	-	5,124,671	-
Brokers, dealers and clearing organizations	1,567,925	1,567,925	-	1,567,925	-
Dividends and interest	44,924	44,924	-	44,924	-
Fees and other	346,127	346,127	-	346,127	-
Receivables from affiliated companies	47,212	47,212	-	47,212	-
Financial Liabilities:	**Carrying Value**	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities sold under agreements to repurchase	$ 469,293	$ 469,293	$ -	$ 469,293	$ -
Securities loaned	297,261	297,261	-	297,261	-
Payables to clients	6,734,155	6,734,155	-	6,734,155	-
Brokers, dealers and clearing organizations	163,027	163,027	-	163,027	-
Dividends and interest	23,452	23,452	-	23,452	-
Payables to affiliated companies	1,768,751	1,768,751	-	1,768,751	-
Subordinated debt	1,200,000	1,200,000	-	1,200,000	-

4. Collateralized Agreements

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and for the Company's financing transactions.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017*(Amounts in Thousands of Dollars)*

4. Collateralized Agreements (continued)

Secured Financing Transactions-Maturities and Collateral Pledged

The following tables present gross obligations, prior to any netting as shown below, for repurchase agreements and securities loaned transactions by remaining contractual maturity and class of collateral pledged as of Dec 31, 2017.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities sold under agreement to repurchase	$ 369,607	$ 89,406	$ 10,280	-	$ 469,293
Securities loaned	$ 297,261				$ 297,261
Total	$ 666,868	$ 89,406	$ 10,280	$ -	$ 766,554

Secured Financing by the Class of Collateral Pledged

Securities sold under agreement to repurchase	
U.S. Government securities and agency obligations	$ 469,293
Total	$ 469,293
Securities loaned	
Equities	$ 297,261
Total	$ 297,261

The Company does not have any transactions accounted for as a sale that results in the Company retaining substantially all of the exposure to the economic returns of the transferred asset.

Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the consolidated statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

4. Collateralized Agreements (continued)

The following table presents information regarding the offsetting of financial assets and liabilities.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition[2]	Net Amount[3]
Financial assets					
Securities borrowed	$ 1,114,225 $	- $	1,114,225 $	(1,108,599) $	5,626
Securities purchased under agreements to resell [1]	935,078	-	935,078	(935,078)	-
Financial liabilities					
Securities loaned	297,261	-	297,261	(292,756) $	4,505
Securities sold under agreements to repurchase	469,293	-	469,293	(469,293)	-

(1) Balance excludes $3,265,000 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting account guidance ASC 210-20-45-11.

(3) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with the counterparty.

In the normal course of business, the Company receives margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to re-pledge or resell the securities to others. At December 31, 2017, the Company obtained and had available securities with a fair value of approximately $7,846,688 on such terms, of which approximately $3,688,322 have been either pledged or otherwise transferred to others in connection with the Company's financing activities, to satisfy commitments under short sales, or for deposits made to clearing organizations.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

5. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Clients' securities and commodities transactions are recorded on a settlement date basis.

Receivables include margin loan transactions whereby the Company will make a loan to a client for purposes of financing the purchase of securities. These transactions are conducted through margin accounts. Additionally, the Company provides securities based lending that allow clients to borrow against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities ("Non-purpose loans").

The client is required to post collateral in excess of the value of the margin or non-purpose loans and the collateral must meet certain lending value criteria as defined by the Company. Collateral is monitored daily for price volatility in order to maintain adequate margins. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

As of December 31, 2017, receivables from clients consisted of:

Margin loans	$	4,278,076
Non-purpose loans		290,526
Client cash debits		551,568
Other		5,100
Gross receivables	$	5,125,270
Allowance for doubtful accounts		(599)
Total	$	5,124,671

As of December 31, 2017, payables to clients consisted of:

Free credits	$	5,151,759
Secured credits		1,430,947
Other		151,449
Total	$	6,734,155

Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

6. Cash and Securities Segregated and on Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker -dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2017 the Company included $359,390 in cash and $3,268,014 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $23,097 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2017, consist of the following:

Receivables from brokers, dealers and clearing organizations:		
Securities failed to deliver	$	78,235
Receivables related to cash clearing activity		1,330,316
Receivables related to commodities clearing activity		28,209
Deposits with clearing organizations		116,161
Pending trades and other		15,004
Total	$	1,567,925
Payables to brokers, dealers and clearing organizations:		
Securities failed to receive	$	157,968
Other		5,059
Total	$	163,027

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

8. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2017, the consolidated statement of financial condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$	67,022
Cash and securities segregated and on deposit for federal and other regulations		3,272,537
Securities purchased under agreements to resell		549,607
Securities borrowed		1,114,236
Financial instruments owned, at fair value		-
Receivables from brokers, dealers and clearing organizations		5,660
Receivables from affiliated companies		47,212

Liabilities

Securities sold under agreements to repurchase	$	99,686
Securities loaned		297,261
Payables to brokers, dealers and clearing organizations		4,714
Accrued compensation and benefits		122,602
Payables to affiliated companies		1,768,751
Other liabilities and accrued expense		7,627
Dividend and interest payable		20,904
Subordinated liabilities (Note 9)	$	1,200,000

Cash and securities segregated and on deposit for federal and other regulations includes a resale agreement with an affiliated counterparty in the amount of $3,265,000 which the Company has deposited with a third party.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

8. Related-Party Transactions (continued)

UBS Business Solutions LLC ("UBS BS")

In 2015, UBS established UBS BS, a wholly owned subsidiary of UBSAHL for the purpose of enabling operational continuity of critical services should a recovery or resolution event occur. Effective January 1, 2017, UBSFSI transferred shared services and support functions into UBS BS. In addition, net assets, consisting primarily of office equipment in the amount of $125,349 were transferred from UBSFSI to UBS BS.

Service Level Agreements

Pursuant to service level arrangements, the Company receives services from / provides services to affiliates (operational / administrative / securities research / premises). The significant arrangements where the Company receives or provides such support services include arrangements with UBS Bank USA ("BUSA"), UBS Business Solutions LLC ("UBS BS"), UBS Business Solutions AG ("UBS BS AG"), UBS Securities LLC ("UBSS LLC"), and UBS AG Stamford branch ("Stamford branch").

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as a counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties. Additionally, the Company enters into stock borrow and stock loan transactions with UBSS LLC.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14).

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSIPR pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

During 2017, UBSFSI made capital contributions to UBSFSIPR in the amount of $175,000. UBSFSI also guarantees payment and performance of all liabilities, obligations and commitments of UBFSIPR. UBSFSI does not receive any consideration for this guarantee.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

9. Subordinated Liabilities

At December 31, 2017, subordinated borrowings and total credit facilities with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2020	$ 450,000	$ 1,500,000
Revolving subordinated loan	3/31/2023	-	450,000
Subordinated term loan	7/31/2019	400,000	400,000
Subordinated term loan	7/31/2019	200,000	200,000
Subordinated term loan	12/31/2019	150,000	150,000
		$ 1,200,000	$ 2,700,000

Revolving subordinated loans bear interest at a rate based upon USD overnight LIBOR as posted daily by the ICE Benchmark Administration ("IBA"). Subordinated term loans are at fixed rates ranging from 1.8% to 2.7%.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

10. Risk Management

The Company's risk management policies and related procedures are aligned with those of UBS. The Company's risk governance framework operates along three lines of defense. The first line of defense, business management, owns respective risk exposures and is required to maintain effective processes and systems to manage its risks, including robust and comprehensive internal controls and documented procedures. Business management has appropriate supervisory controls and review processes in place designed to identify control weaknesses and inadequate processes. The second line of defense, the control functions, provides independent oversight of risks, including assisting in setting risk limits and protecting against non-compliance with applicable laws and regulations. Internal audit forms the third line of defense, evaluation of the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

10. Risk Management (continued)

The Company's risk management and control principles are as follows:
- Protection of financial strength. Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risks concentrations at individual exposure levels, at specific portfolio levels and at an aggregate Company level across all risk types.
- Protection of reputation. Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.
- Business management accountability. Ensuring management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.
- Independent controls. Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure. Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

10. Risk Management (continued)

trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risk across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

10. Risk Management (continued)

financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2017 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2017, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

10. Risk Management (continued)

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $7,250 at December 31, 2017. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

Since 2015, the Commonwealth of Puerto Rico along with certain agencies and public corporations of the Commonwealth have defaulted on various debt instruments. In May 2017, certain debt of the Commonwealth was placed into a bankruptcy-like proceeding (refer to Note 11). As a result of these recurring events, the Company continues to limit lending value on most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2017 was $9,912. The underlying collateral had a market value of $42,491 as of this date. For a significant number of these loans, the Company has recourse to the borrower.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2031. During the year ended 2017, a capital lease liability of $2,303 was transferred to an affiliate. The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

	Total Rent Payments		Total Sublease Receipts
2018	$	175,297	$ 25,276
2019		180,552	25,255
2020		174,486	25,540
2021		161,285	25,848
2022		147,764	25,850
2023 and thereafter		495,926	25,472
	$	1,335,310	$ 153,241

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income.

As of December 31, 2017, the Company had recorded an onerous lease provision in the amount of $150,835 related to the Company vacating certain premises prior to the expiration of the lease terms. The liability is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. Such provisions would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In the matters disclosed below, the Company does not state whether a provision has been established. Either a) the Company has not established a provision and the matter is treated as a contingent liability under the applicable accounting standard or b) the Company has established a provision but expect disclosure of that fact would prejudice seriously the Company's position with other parties in that matter because it would reveal the fact that the Company believes an outflow of resources to be probable and reliably estimable. In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

Puerto Rico Matters

Declines since 2013 in the market prices of Puerto Rico municipal bonds and the Funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico ("UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately $2,400,000 of which claims with aggregate claimed damages of $1,400,000 have been resolved through settlements, arbitrations or withdrawal of the claim. The claims are filed by clients in Puerto

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

Rico who own the Funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the Funds and of the loans.

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the Funds. In 2015, defendants' motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint was also filed against various UBS entities included the UBSFSI, UBSFSIPR and UBS Trust of PR, certain members of UBSFSIPR's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014. In December 2016, defendants' motion to dismiss was granted in part and denied in part.

In 2015 a class action was filed in Puerto Rico state court against UBSFSIPR seeking equitable relief in the form of a stay of any effort by UBSFSIPR to collect on non-purpose loans it acquired from UBS BUSA in December 2013 based on plaintiffs' allegation that the loans are not valid. The trial court denied defendants' motion to dismiss for summary action based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration. On reconsideration the trial court granted defendant's motion and dismissed the action.

In 2014 UBSFSIPR reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBSFISPR's operations from January 2006 through September 2013, pursuant to which the Company is paying up to an aggregate of $7,700 in investor education contributions and restitution.

In 2015, the SEC and FINRA announced settlements with UBSFSIPR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBSFSIPR agreed in the SEC settlement to pay $15,000 and $18,500 in the FINRA matter. The Company also understands that the Department of Justice is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. The Company is cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (the "System") against over forty defendants, including UBSFSIPR, which was named in connection with its underwriting and consulting services. The

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. In December 2016, the court granted the System's request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants' motion to dismiss the amended complaint.

Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBSFSIPR senior management, seeking damages for investor losses in the Funds during the period from January 2008 through May 2012. In September 2016, the court denied plaintiffs' motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs' petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico defaulted on certain interest payments. In 2016, the Commonwealth defaulted on payments on its general obligation debt ("GO Bonds") and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth's Sales and Use Tax ("COFINA Bonds") as well as on bonds issued by the Commonwealth's Employee Retirement System ("ERS Bonds"). The Funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the Funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors' rights on the Puerto Rico bonds continue to be in effect. In June 2016, United States federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors' rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board's enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth's obligations, may increase the number of claims against UBSFSIPR concerning Puerto Rico securities as well as potential damages sought.

The Company's consolidated statement of financial condition as of December 31, 2017 reflects provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which we have

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

Guarantees

During 2017, the Company has guaranteed the payment and performance obligations of UBS Swiss Financial Advisers AG ("SFA"), an investment adviser registered with the SEC, as it relates to certain transactions that SFA conducts in connection with the Company's clients. The guarantee is subject to a limit of $100,000.

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse members vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for the agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Commitments and Contingencies

At December 31, 2017 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $92,061.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2017, the Company had outstanding $170,820 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions after December 31, 2017 did not have a material impact on the consolidated financial statements, taken as a whole. There are no material underwriting commitments at December 31, 2017.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2017:

	UBSFSI per FOCUS (unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 17,077,409	$ 641,838	$ (303,113)	$ 17,416,134
Total stockholder's equity	$ 3,088,189	$ 97,146	$ (97,146)	$ 3,088,189

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2017, the computation of net capital in accordance with the Net Capital Rule includes $119,668 of flow through capital of UBSFSIPR. See Note 13 Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from the Company's SEA Rule 15c3-3 customer reserve computation as defined in SEA 15c3-1(a)(1)(22)/01, plus excess margin collected on resale agreements. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,216,850 was 19.15% of its December 31, 2017 aggregate debit items and its net capital in excess of the minimum required was $1,089,624.

The Company is subject to certain notifications and other provisions of the Net Capital Rule to disclose any advances and repayments of subordinated liabilities, as well as dividend and other equity withdrawals.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans

Group has several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders while continuously meeting regulatory requirements.

Equity Ownership Plan ("EOP")

EOP is a mandatory share-based compensation plan for all employees with total compensation above a defined threshold. These employees receive a portion of their annual performance-related compensation above the threshold in the form of notional shares. Furthermore, notional shares granted to (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose incentive exceeds a certain threshold are subject to performance conditions. The performance conditions are based on the UBS Group AG return on tangible equity and the divisional return on attributed equity. Certain awards, such as replacement awards issued outside the normal performance year cycle, such as replacement awards or sign- on awards, may take the form of deferred cash under the EOP plan rules.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards. Awards are settled by delivering UBS shares at vesting. EOP awards generally vest in equal increments after two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

Deferred Contingent Capital Plan ("DCCP")

DCCP is a mandatory deferred cash compensation plan for all employees with total compensation above a defined threshold. DCCP awards granted up to January 2015 represent a right to receive a cash payment at vesting. For awards granted since February 2015, DCCP takes the form of notional additional tier 1 (AT1) capital instruments, which may be settled at the discretion of UBS in the form of a cash payment or a marketable AT1 capital instrument. Awards vest in full after five years unless there is a trigger or viability event.

Awards granted under the DCCP are written down if UBS's common equity tier 1 capital ratio falls below defined thresholds. DCCP awards are also forfeited if a viability event occurs, that is if the Swiss Financial Market Supervisory Authority provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event.

For awards granted up to January 2015, interest on the awards is paid annually, provided that UBS achieves an adjusted profit before tax in the preceding year. For awards granted since February 2015, interest payments are discretionary. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

Equity Plus Plan

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive one notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. If the shares purchased are held for three years and, in general, if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

Financial Advisor Compensation

The compensation for financial advisors is based on production payout and deferred compensation awards. Production payout, paid monthly in the form of non-deferred cash payments, is primarily based on compensable revenue generated by financial advisors. Financial advisors may also qualify for supplemental compensation in the form of deferred compensation awards, which vest over various time periods of up to ten years depending on the type of award. Production payout rates and deferred compensation awards may be reduced for, among other things, negligence or carelessness, or a failure to comply with the firm's rules, standards, practices and policies or applicable laws and regulations.

Strategic objective awards are deferred compensation awards based on strategic performance measures, including production, length of service with the firm and net new business. These awards are granted in the form of both deferred share-based and deferred cash-based awards with a vesting period of up to 6 years.

Through performance year 2016, strategic objective awards were partly granted to eligible financial advisors under the PartnerPlus deferred cash plan. In addition to such granted awards (Company contributions), participants were also allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vest upon

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested Company Contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both Company and voluntary contributions ratably vest in 20% installments six to ten years following the grant date. Company contributions and interest on notional earnings are forfeitable under certain circumstances.

The Company enters into compensatory arrangements to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. Growth Plus is an incentive program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011 and 2015 with potential arrangements to be granted in 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

The Company also enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive. The compensation may be earned and paid to the financial advisor during a period of continued employment and may be forfeited under certain circumstances.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors. As of December 31, 2017, the Company has recorded $230,053 (net of an allowance of $25,675) related to these loans which is included in other assets in the consolidated statement of financial condition.

15. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

In 2015, the Plan was amended to offer a permanent lump sum benefit payment feature that allows certain fully vested participants the ability to elect a lump sum benefit payment or to begin receiving annuity payments prior to age 65.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2017, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2017:

Projected benefit obligation at December 31, 2017	900,786
Fair value of plan assets at December 31, 2017	884,813
December 31, 2017 status: underfunded	$ 15,973

The measurement date was December 31, 2017. The accumulated benefit obligation was $900,674 for the year ended December 31, 2017.

For 2017, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate	3.59%	4.06%
Average rate of compensation increase	3.25%	3.25%

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan assets was 7.10% for 2017.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target of 30% equity securities, 70% debt securities.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $60,000 to the Plan for the year ended December 31, 2017. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2018	$ 61,559
2019	60,112
2020	62,100
2021	60,000
2022	62,485
Years 2023 – 2027	307,573

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2017, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total	Weighted Average Total Asset Allocation
	Level 1	Level 2	Level 3	Total	
Common stock	$ 296,611	$ -	$ -	296,611	33.54%
Mutual/collective funds	152,444	135,564	-	288,008	32.57%
Short-term investments	-	27,101	-	27,101	3.06%
Government securities	41,072	1,435	-	42,507	4.81%
Corporate debt securities	-	230,101	-	230,101	26.02%
Venture capital and partnerships	-	-	12	12	0.00%
	$ 490,127	$ 394,201	$ 12	$ 884,340	100%
Accrued income expense				2,674	
Pending purchases and sales				(2,201)	
Total net investments, at fair value				$ 884,813	

In the year ended December 31, 2017 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017.

Common stock: Actively traded securities are valued at the closing price reported on the active exchange market on which the individual securities are traded.

Mutual/collective funds and short-term investments: Funds that are actively traded on an exchange are priced at the net asset value ("NAV") of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at the NAV of shares held by the Plan at year end using inputs that corroborate the NAV with observable (i.e. on-going redemption and/or subscription activity) market based data.

Government securities and corporate debt securities: Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Post-Retirement Medical and Life Plans

The accumulated benefit obligation of the plan at December 31, 2017 is $252 which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition.

The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments
2018	$ 28
2019	28
2020	25
2021	24
2022	23
Years 2023 – 2027	88

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 6.50% for 2018 and to decrease to an ultimate trend rate of 5% by 2025. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligation	$ 18	$ (16)

Other Benefit Plans

Employees of the Company are eligible to participate in the UBS 401(k) Plan or UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, which include an employee savings investment plan and a defined retirement contribution plan.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

UBSFSI also provides certain life insurance and health care benefits to employees of the Company. No assets have been segregated and restricted to provide for plan benefits.

16. Income Taxes

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act (the "Act"), was enacted on December 22, 2017. The Act reduces the corporate income tax rate to 21%, creates a territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadens the tax base and allows for immediate capital expensing of certain qualified property, requires companies to pay minimum taxes on certain foreign earnings and subjects certain payments from corporations to foreign related parties to a minimum tax and limits deductions related to compensation and meals and entertainment. ASC Topic 740 requires companies to recognize the effect of tax law changes in the period of enactment.

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118"), which allows registrants to record provisional amounts during a one year "measurement period". The measurement period is deemed to have ended earlier when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed. The FASB staff would not object to the application of SAB 118 to private companies. The Company has applied the provision of SAB 118.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Act.

The Act includes a reduction in the U.S. corporate income tax rate from 35 to 21 percent. The accounting for this matter is complete.

The Act includes a one-time mandatory repatriation transition tax on the net accumulated earnings and profits of a U.S. taxpayer's foreign subsidiaries. The Company has performed an earnings and profits analysis of its only foreign subsidiary, and as a result of accumulated

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

deficits, there is no impact of this provision. Therefore, the accounting for this matter is complete.

The Act includes commissions and performance based compensation in determining the excessive compensation limitation. This calculation could impact the future deductions related to certain compensation related deferred tax assets. The Company analyzed the deferred tax assets related to commission and performance based compensation. As the calculation of these deferred tax assets is based on information available at this time and may change upon the issuance of new guidance and / or discovery of additional information, the accounting for this matter is provisional.

The Act may have an impact on the calculation of state and local income taxes. As the Company's state and local income tax provision is based on information available at this time and may change upon the issuance of new guidance and / or discovery of additional information, the accounting for this matter is provisional.

Other significant provisions that are not yet effective but may impact income taxes in future years include: an exemption from U.S. tax on dividends of future foreign earnings, limitation on the current deductibility of net interest expense in excess of 30 percent of adjusted taxable income, additional limitations on certain meals and entertainment expenses, a limitation of the deductibility of new net operating losses to 80 percent of taxable income, unlimited carryforward of new net operating losses, a minimum tax (base erosion anti-abuse tax or BEAT) on certain amounts paid to foreign related parties and a minimum tax on certain foreign earnings in excess of 10 percent of the foreign subsidiaries tangible assets (i.e., global intangible low-taxed income or GILTI). The Company is evaluating the impact of these provisions and whether to make a policy election to treat the GILTI tax.

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

After consideration of all relevant evidence, UBSFSI believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets and accordingly, no valuation allowance was recorded against these assets.

After consideration of all relevant evidence, UBSFSIPR believes that it is more likely than not that a benefit will not be realized for certain foreign deferred tax assets and accordingly, a

valuation allowance of $424,513 has been recorded. Since December 31, 2016, the valuation allowance related to foreign deferred tax assets increased by $74,420.

The components of the Company's deferred tax assets and liabilities as of December 31, 2017 were as follows:

Deferred tax assets:		
Employee benefits	$	680,070
Net operating loss carryforwards		378,125
Accelerated income and deferred deductions		203,045
Book over tax depreciation		84,952
Valuation of trading assets and investments		4,858
		1,351,050
Valuation allowance		(424,513)
Total deferred tax assets		926,537
Deferred tax liabilities:		
Accelerated deductions and deferred income		204,838
Valuation of trading liabilities and investments		28
Total deferred tax liabilities		204,866
Net deferred tax assets	$	721,671

At December 31, 2017, the Company has federal net operating loss carryforwards of $326,736 that will begin to expire in 2031, state and local pre-apportioned and post apportioned net operating loss carryforwards of $413,581 that will begin to expire in 2020 and foreign net operating loss carryforwards of $729,506 that will begin to expire in 2024. The state and local net operating loss carryforwards are primarily related to California, Connecticut, and New York. The Company has foreign tax credit carryforwards of $13,931 that will begin to expire in 2020.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The effective tax rate for the Company differs from the statutory federal rate primarily due to the re-measurement of the Company's deferred tax balance as a result of the federal income tax rate change due to the enactment of the Act, change in valuation allowance for the Company's foreign deferred tax assets, shortfall on equity awards and state and local income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2017	$	2,591
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(58)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		-
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		-
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		-
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		-
Total amounts of unrecognized tax benefits as of December 31, 2017	$	2,533
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	2,313
The total amount of interest and penalties recognized in the consolidated statement of operations	$	125
The total amount of interest and penalties recognized in the consolidated statement of financial condition	$	639

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)
December 31, 2017
(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

UBSFSI is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. UBSFSI also files stand-alone returns in various state and local jurisdictions.   As of December 31, 2017, the consolidated group, of which UBSFSI is a member, is under examination by the Internal Revenue Service for tax years 2012 through 2014 and tax years 2015 and 2016 are open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2015 and tax year 2016 is open for examination. UBSFSIPR files income tax returns with the Commonwealth of Puerto Rico, for which tax years 2012 through 2016 are subject to examination.

In the next twelve months, the Company believes there will be no material changes to unrecognized tax benefits.

17. Subsequent Events

The Company has evaluated its subsequent event disclosure through March 1, 2018, the date that the Company's consolidated financial statements were issued, and has determined that there are no events that would have a material of impact on the consolidated financial statements.